Exhibit 99.1

NEWS RELEASE TSX ¾ NOC

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

March 21, 2007	NR:07-06

Northern Peru Copper Corp. Announces Termination of
Proposed C$23.8 million Financing

Vancouver, British Columbia — Northern Peru Copper Corp. (TSX — NOC) (the “Company”) announces that, with the support of its syndicate of underwriters, it has discontinued its proposed offering of 3.3 million common shares due to newly received information in connection with the Company’s Galeno project in Peru (the “Project”) that will require the Company to update its technical disclosure and may result in the potential consolidation of interests related to the Project. This evaluation is expected to be completed in relatively short order and is not expected to delay the Project timeline. The Company has $1 million in cash on hand and unsecured debt financing available on commercial terms for up to US$5 million, if needed, to meet its current and near-term requirements.

The common shares allotted for the discontinued offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of common shares in any State in which such offer, solicitation or sale would be unlawful.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper and molybdenum, the timing of exploration activities, the mine life of the Galeno Project, the economic viability and estimated internal rate of return of the Galeno Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Northern Peru Copper’s commitment to, and plans for developing, the Galeno Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Northern Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Galeno Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper and molybdenum, as well as those factors discussed in the sections relating to risk factors of our business filed in Northern Peru Copper’s required securities filings on SEDAR. Although Northern Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended.

There can be no assurance that any forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Northern Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

1550 - 625 Howe Street	Vancouver	BC	Canada	V6C 2T6
info@northernperu.com	www.northernperu.com		T: 604 687 0407	F: 604 687 7041